FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ended December 31, 2007

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No   X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its audited financial statements for its fiscal year ended December 31, 2007.

In February 2008, the Company reported statistically significant positive results in a new 32 site U.S. study of NX-1207 for benign prostatic hyperplasia (BPH). The mean improvement in this Phase 2 study (9.71 points in the BPH Symptom Score) was superior to the study comparator, which was finasteride, an approved drug for BPH (4.13 points) (p=.001). The study demonstrated a statistically significant greater improvement in patients given full dose NX-1207 compared to low dose NX-1207 (p=.033). Safety results in the clinical trial were excellent.

The Company’s prospective randomized placebo controlled Phase 2 U.S. study, completed in 2006, confirmed the positive efficacy and safety results for NX-1207 from earlier studies. After 3 months, patients treated with NX-1207 had a mean improvement of 9.35 points in Symptom Score values. This improvement was significantly greater than the 3.5 to 5 points typically reported for currently approved drugs for BPH, which must be taken on an ongoing basis. The results of the trial demonstrated the excellent safety and side effect profile of NX-1207. In particular, patients given NX-1207 had no significant sexual side effects.

The AUA Symptom Score is a standardized and widely accepted questionnaire used to assess the severity of BPH symptoms and the efficacy of treatments for BPH. The AUA Score consists of seven questions relating to frequency of problems with urination such as urgency, starting and stopping, straining, poor flow rate, incomplete emptying of the bladder and getting up at night to urinate (nocturia). The patient scores the frequency of each problem on a scale of 0 (not at all) to 5 (almost always). The resulting AUA Symptom Score ranges from 0 points (no symptoms) to 35 points (severe). A score of 8 points or more indicates moderate to severe symptoms warranting consideration of treatment options. BPH is a common disorder of older men, afflicting approximately half of men over age 50 and close to 90% of men by age 80. The disorder causes difficulties with urination associated with aging, such as urination at night, urge to void frequently, hesitancy, weak stream, and other problems.

In 2007, Nymox also reported positive results from long-term outcome studies of patients treated with NX-1207 for BPH.

On March 9, 2007, Nymox announced positive results from a long-term blinded placebo-controlled outcome study of 116 unselected subjects at 26 clinical trial sites across the U.S. from its earlier Phase II study. The study assessed symptom scores and treatment outcome 8-19 months after a single NX-1207 treatment. Overall, without further NX-1207 treatment, patients initially treated with NX-1207 showed a total pooled mean improvement of 7.4 points in the primary outcome endpoint of AUA Symptom Score values, which reached statistical significance when compared with the placebo control (p=.028). In terms of treatment outcomes, patients treated with NX-1207 had significantly more (p=.02) favorable outcomes compared to placebo. No significant sexual side effects from NX-1207 treatment were reported.

On May 7, 2007, Nymox announced positive results from a long-term outcome study of NX-1207 for BPH evaluating the symptomatic progress of U.S. patients involved in the Company’s Phase 1-2 studies initiated in 2003. Patients treated with NX-1207 were followed on an unselected and as available basis, and assessed for symptomatic improvement, treatment outcomes, and durability of efficacy 3½ years after treatment. Overall, patients treated with NX-1207 showed a mean improvement of 8.6 points in the primary outcome endpoint of AUA Symptom Score value 42 months after NX-1207 treatment. 50% of these patients reported no additional treatment for BPH during this period and had a mean improvement of 10.0 points in AUA Symptom Score. This sustained improvement in BPH symptom score after NX-1207 treatment compares favorably with currently approved BPH drugs which, unlike NX-1207 treatment, require ongoing daily administration to be effective.

On November 28, 2007, Nymox reported positive results from a further long-term outcome blinded, placebo controlled study of unselected subjects from its earlier Phase II study. 24 clinical trial sites across the U.S. and 103 subjects participated in the study which assessed symptom scores and treatment outcome 2 years (range 16-27 months) after a single treatment with NX-1207 or placebo. At the time of follow-up, 52% of patients treated with NX-1207 were not on BPH medication and had not required surgical intervention for their BPH since their initial treatment with NX-1207; these patients had a mean improvement of 10.2 points in AUA BPH Symptom Score values, the widely accepted scale used to assess the efficacy of BPH treatments. For patients with prostate size <70 grams, the results showed that a statistically significant percentage of patients initially treated once with NX-1207 were not on BPH medication and had not required surgical intervention as compared to patients who received placebo. In this important population, (which corresponds to the group typically used in most studies for comparison with other drugs), the results showed that 60% of patients who received NX-1207 required no other BPH treatment, and had maintained an improvement of 11.3 points in BPH Symptom Score (p<.05 versus placebo). There were no significant sexual side effects from NX-1207.

The results from the 2 year follow-up study of NX-1207 were reported in the Dec. 6, 2007 issue of Urology Times in a report entitled “BPH treatment offers promising 2-year results”. Urology Times is a leading news source for urologists, with an editorial board of nationally recognized experts in urology.

In September and October, a series of peer-reviewed papers about clinical trial results of NX-1207 were presented to the American Urological Association (AUA) members across the U.S. Clinical results from Nymox’s studies of NX-1207 were presented at the South Central AUA Meeting in Colorado Springs on September 8, at the New England Section of the AUA Meeting in Boston on September 28, the Mid-Atlantic Section of the AUA Meeting in Bermuda on October 20 and at the meeting of the Western Section of the AUA held in Scottsdale, Arizona on October 30. The individual papers were authored by leading clinical research investigators participating in the U.S. clinical trials of NX-1207.

On December 12, Nymox reported that it had conducted a formal survey of a group of expert urologists in the U.S. which had helped the Company to refine its strategy for NX-1207. Urologists expressed a strong interest in NX-1207, and a preference for its route of administration. There has been wide interest shown by urologists in this new drug, based on public comments made by doctors at presentations of NX-1207 data at meetings of the American Urological Association in Boston, Colorado Springs, Bermuda, and Scottsdale. The Company has received a large number of emails and calls from patients and doctors throughout the U.S. and internationally, interested in participating in clinical trials and wanting to learn more about the drug. The Company is carefully considering its options for future marketing arrangements for NX-1207.

The successful results of a multi-center double blind independent clinical study of the Company’s urinary AlzheimAlert™ test were published in the January 2007 issue of the Journal of the American Medical Directors Association (J Am Med Dir Assoc. Jan 2007; 8:21-30; “A multi-center blinded prospective study of urine neural thread protein measurements in patients with suspected Alzheimer’s disease,”.Goodman I et al.). The independent peer-review study from 8 prestigious centers across the U.S. found the level of accuracy of the AlzheimAlert™ urine test to be over 90%. The study was double-blind and involved expert assessments and state of the art clinical correlations and continued evaluations.

In January 2007, a second peer-reviewed report was published in the Journal of Clinical Laboratory Analysis providing further positive data on the accuracy and utility of the Company’s urinary AlzheimAlert™ test (J Clin Lab Anal. Jan 2007;21:24-33, “Competitive ELISA studies of neural thread protein in urine in Alzheimer’s disease”). The paper reported excellent performance in laboratory studies and impressive reproducibility of clinical test results for patients and controls who were re-tested at intervals ranging from 2 days to 4.5 years.

On May 17, Nymox announced that the successful results of an important pediatric second-hand smoke study of the Company’s NicAlert™ product were the subject of a podium presentation by Professor Anne Turner Henson of the University of Alabama at the International Conference of the American Thoracic Society in San Francisco. The study involved 100 pre-school children who were investigated for second-hand smoke exposure, smokers in the family, and other health issues. The International Conference of the American Thoracic Society is one of the largest gatherings of Pulmonary and Critical Care clinicians and researchers in the world and covers a broad range of topics relating to lung disease and health advocacy and education, including asthma, the environment, chronic obstructive pulmonary disease, tobacco control, lung cancer, and pediatric lung disease.

On September 18, Nymox announced the publication of an independent study reporting positive data on the accuracy and usefulness of the Company’s Saliva NicAlert™ test for tobacco exposure in a family practice setting. The paper, “Validation of Self-Reported Smoking Status Using Saliva Cotinine: A Rapid Semiquantitative Dipstick Method,” (Cancer Epidemiol Biomarkers Prev. Sep 2007;16:1858-62) was published in the peer-reviewed journal Cancer Epidemiology Biomarkers & Prevention, published by the American Association for Cancer Research (AACR) and is co-authored by principal investigators, Dr. Norman J. Montalto and Dr. Wayne O. Wells, both physicians with long-standing interest and expertise in the field of tobacco use and dependency. The studies involved 172 patients aged 6 to 80 at family practice medical clinics supervised by Dr. Montalto and Dr. Wells.

On August 29, an important study published in Neurology (August 2007;69;878-885) found evidence showing an association between statin use and a lower risk of neuropathologic changes in the brain associated with Alzheimer’s disease. Researchers found that the brains of statin users showed significantly less risk of having the typical signs of Alzheimer’s disease than nonusers, including a more than twofold reduction in the risk of having one of the major hallmarks of AD (neurofibrillary tangles). Nymox holds U.S. and global patent rights for the use of statin drugs for the prevention and treatment of AD, including for patients at risk for AD because of vascular-related risk factors or disease.

We wish to thank our over 4,000 Nymox shareholders for your strong support. The Nymox team is working diligently to advance our pipeline of projects. We look forward enthusiastically to a successful upcoming year for your Company.

/s/ Paul Averback, MD
Paul Averback MD
President

March 14, 2008

CORPORATE INFORMATION

Directors & Corporate Officers

Paul Averback MD, DABP	- CEO, President and Chairman
Roy M. Wolvin	- CFO
Jack Gemmell LLB	- General Counsel and Director
Brian Doyle BSc, MBA	- Senior Manager, Global Sales and Marketing
Celine Dupuis MD, DABP	- Chief Clinical Officer
Randall Lanham Esq	- Director
Paul McDonald	- Director
Roger Guy MD	- Director
Prof. David Morse PhD	- Director
Auditors	KPMG LLP
Legal Counsel	Foley & Lardner
Transfer Agent	Computershare Investor Services
Bankers	CIBC / Bank of America
Stock Exchange Listings	The NASDAQ Stock Market
Stock Trading Symbol	NASDAQ : NYMX
Operating Facilities	777 Terrace Avenue
Hasbrouck Heights, NJ, USA, 07604
9900 Cavendish Blvd.
St.-Laurent, PQ, Canada H4M 2V2
Website	www.nymox.com
E-mail	info@nymox.com

TABLE OF CONTENTS

Message to Shareholders	1
Corporate Information	4
Management’s Discussion and Analysis	5
Management’s Report	14
Auditor’s Report to the Shareholders	16
Report of Independent Registered Public Accounting Firm	17
Report of Independent Registered Public Accounting Firm	18
Consolidated Balance Sheets	21
Consolidated Statements of Operations	22
Consolidated Statements of Shareholder’s Equity	23
Consolidated Statements of Cash Flows	24
Notes to Consolidated Financial Statements	25

MANAGEMENT’S DISCUSSION AND ANALYSIS
(in US dollars)

This Management’s discussion and analysis (MD&A) comments on the Company’s operations, performance and financial condition as at and for the years ended December 31, 2007 and 2006, compared to the preceding years. This MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated March 14, 2008. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this MD&A and in the Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The audited Consolidated Financial Statements and this MD&A were reviewed by the Company’s Audit and Finance Committee and were approved by our Board of Directors.

Additional information about the Company can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company with three unique proprietary products on the market, and a significant R&D pipeline of drug products in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia. NX-1207 has shown positive results in several Phase 1 and 2 clinical trials in the U.S. The Company successfully completed a 43 site randomized prospective placebo controlled Phase 2 U.S. clinical trial of NX-1207 in 2006, which showed statistically significant efficacy and a good safety profile. Nymox also reported, in February 2008, positive results in a 32 site U.S. Phase 2 prospective randomized clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). The Company reported positive results in 2007 from a 2 year follow-up study of NX-1207 in 103 BPH patients. The Company is developing new treatments for bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in food products. Nymox has candidates which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. Nymox developed and is currently offering its AlzheimAlert™ test, a nationally certified clinical reference laboratory urinary test that is the world’s only accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. The AlzheimAlert™ test is certified with a CE Mark, making the device eligible for sale in the European Union. Nymox has signed distribution deals for AlzheimAlert™ with several companies in Europe. Nymox also developed and markets NicAlert™ and TobacAlert™; tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA) and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second hand smoke exposure in individuals.

Risk Factors

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Risk Factors section of our 20F filed on EDGAR and of our Annual Information Form filed on SEDAR for a discussion of the management and investment issues that affect the Company and our industry. The risk factors that could have an impact on the Company’s financial results are summarized as follows:

•	It is Uncertain When, if Ever, We Will Make a Profit
•	We May Not Be Able to Raise Enough Capital to Develop and Market Our Products
•	We Face Challenges in Developing, Manufacturing and Improving Our Products
•	Our Products and Services May Not Receive Necessary Regulatory Approvals
•	We Face Significant and Growing Competition
•	We May Not Be Able to Successfully Market Our Products

•	Protecting Our Patents and Proprietary Information is Costly and Difficult
•	We Face Changing Market Conditions
•	Health Care Plans May Not Cover or Adequately Pay for our Products and Services
•	We Face Potential Losses Due to Foreign Currency Exchange Risks

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (“SEC”) released “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”. According to the SEC release, accounting policies are among the “most critical” if they are, in management’s view, most important to the portrayal of the company’s financial condition and most demanding on their calls for judgment.

The consolidated financial statements of the Company have been prepared under Canadian generally accepted accounting principles and include a reconciliation to accounting principles generally accepted in the United States (see Canadian/US reporting differences in the Notes to the Consolidated Financial Statements). The Company’s functional and reporting currency is the United States dollar. Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Company. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition. Revenues from agreements that include multiple elements are considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required and revenue is recognized for each unit as described above.

The Company currently markets AlzheimAlert™ as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert™ test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic services to customers under which it has a future obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Long-lived Assets

Property and equipment and intellectual property rights acquired are stated at cost and are amortized on a straight-line basis over the estimated useful lives. The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
•	Significant negative industry or economic trends.

Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value (net recoverable value). If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds its fair value. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s property, equipment or intellectual property rights acquired are impaired. Any resulting impairment loss could have a material adverse impact on the Company’s financial position and results of operations.

Valuation of Future Income Tax Assets

Management judgment is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $14.2 million as of December 31, 2007, due to uncertainties related to our ability to utilize all of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Results of Operations

Selected Annual Information	2007	2006	2005
Total revenues	$433,933	$442,861	$426,282

Net loss	$(5,290,431)	$(4,893,685)	$(3,584,528)

Loss per share (basic & diluted)	$(0.18)	$(0.18)	$(0.14)

Total assets	$4,260,346	$3,970,845	$3,719,039

Quarterly Results 2007	Q1	Q2	Q3	Q4
Total revenues	$138,666	$87,412	$70,226	$137,629

Net loss	$(1,132,520)	$(1,464,950)	$(1,386,084)	$(1,306,878)

Loss per share (basic & diluted)	$(0.04)	$(0.05)	$(0.05)	$(0.05)

Quarterly Results 2006	Q1	Q2	Q3	Q4
Total revenues	$96,009	$120,360	$141,817	$84,675

Net loss	$(1,059,246)	$(1,360,621)	$(1,238,833)	$(1,234,985)

Loss per share (basic & diluted)	$(0.04)	$(0.05)	$(0.04)	$(0.04)

All amounts are in U.S. dollars.

Results of Operations – 2007 compared to 2006

Net losses were $1,306,878 or $0.05 per share, for the quarter and $5,290,431 or $0.18 per share for the year ended December 31, 2007, compared to $1,234,985, or $0.04 per share for the quarter and $4,893,685 or $0.18 per share for the year ended December 31, 2006. The increase in net losses for both the quarter and the year is attributable to increased expenditures in research and development of products in the Company’s pipeline and due to increased stock compensation expenses. The weighted average number of common shares outstanding for the year ended December 31, 2007 was 29,005,342 compared to 27,644,749 for the same period in 2006.

There have been no material adjustments nor extraordinary items during the fourth quarter or during the year ended December 31, 2007.

Revenues

Revenues from sales amounted to $135,002 for the quarter and $412,923 for the year ended December 31, 2007, compared with $83,478 for the quarter and $437,440 for the year ended December 31, 2006. The variance for the quarter is due to timing differences in the orders of products in 2007 compared to 2006. The variance for the year is due to a decrease in sales to Europe (AlzheimAlert decrease of 33.2% and NicAlert/TobacAlert decrease of 53.9%). The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Company at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Company expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $720,869 for the quarter and $2,797,903 for the year ended December 31, 2007, compared with $701,498 for the quarter and $2,594,714 for the year ended December 31, 2006. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. Management’s decision to increase expenditures in 2007 relating to general research on therapeutic candidates in the Company pipeline explains the increase for the quarter and year-to-date. For the year-ended 2007, research tax credits amounted to $68,041 compared to $53,618 in 2006 as a result of additional expenditures claimed for refundable tax credits in 2007 compared to 2006. The Company expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Company’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures amounted to $66,517 for the quarter and $236,395 for the year ended December 31, 2007, compared with $66,513 for the quarter and $236,054 for the year ended December 31, 2006. Expenditures year-to-date in 2007 were consistent compared to the same period in 2006. The Company expects that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses amounted to $247,882 for the quarter and $970,919 for the year ended December 31, 2007, compared with $192,723 for the quarter and $954,397 for the year ended December 31, 2006. The increase for the quarter and the year is due to higher professional fees relating to compliance with United States securities laws, and in particular Section 404 of the Sarbanes-Oxley Act and related regulations. The Company expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Stock-based Compensation

The Company accounts for stock option grants using the fair value method, with compensation cost measured at the date of grant and amortized over the vesting period. The increase in stock-based compensation in 2007 relates to grants made in 2006 and 2007. In the first quarter of 2007, 10,000 fully-vested options were granted to a consultant. Under the fair value based method, the stock-based compensation cost of this grant, amounting to $33,960, was recorded in the first quarter. In the third quarter of 2007, 40,000 fully-vested options were granted to directors of the Company. Under the fair value based method, the stock-based compensation cost of this grant, amounting to $146,360, was recorded in the third quarter. In addition, in each quarter of 2007, stock-based compensation costs were recorded of $204,680 (total $818,720 in 2007) for the 3,565,500 options granted in 2006, which vest quarterly over six years, and of $4,055 (total $16,220 in 2007) for the 50,000 options granted in 2003 which vested annually over four years

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 72% of 2007 expenses (75% in 2006) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2007 or 2006.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Results of Operations – 2006 compared to 2005

Net losses were $1,234,985, or $0.04 per share for the quarter and $4,893,685, or $0.18 per share, for the year ended December 31, 2006, compared to $821,088, or $0.03 per share, and $3,584,528, or $0.14 per share, respectively, for the corresponding periods in 2005. The increase in net losses is attributable to stock-based compensation costs relating to an increase in grants of stock options in 2006 in comparison to 2005 and to an increase in expenditures in 2006 relating to moving the Company’s NX-1207 candidate through clinical trials. The weighted average number of common shares outstanding for the year ended December 31, 2006 was 27,644,749 compared to 26,080,470 for the same period in 2005.

Revenues

Revenues from sales amounted to $83,478 for the quarter and $437,440 for the year ended December 31, 2006, compared with $106,082 for the quarter and $424,506 for the year ended December 31, 2005. A large order of NicAlert by one client accounted for the increase for the year in 2006 compared to the same period in 2005. The variance for the quarter is due to timing differences in the orders of products in 2006 compared to 2005.

Research and Development

Research and development expenditures were $701,498 for the quarter and $2,594,714 for the year ended December 31, 2006, compared with $350,476 for the quarter and $1,831,591 for the year ended December 31, 2005. Increased expenses relating to moving the Company’s NX-1207 product candidate through clinical trials explains the increase for the quarter and for the year. For the year-ended 2006, research tax credits amounted to $53,618 compared to $3,075 in 2005 as a result of additional expenditures claimed for refundable tax credits in 2006 compared to 2005.

Marketing Expenses

Marketing expenditures were $66,514 for the quarter and $236,054 for the year ended December 31, 2006, in comparison to expenditures of $80,785 for the quarter and $273,392 for the year ended December 31, 2005. Management’s decision to lower expenditures for publicity accounts for the reduction in the quarter and for the year.

Administrative Expenses

General and administrative expenses amounted to $192,723 for the quarter and $954,397 for the year ended December 31, 2006, compared with $293,131 for the quarter and $1,202,080 for the year ended December 31, 2005. The reduction in expenses in both the quarter and for the year is due to management’s decision to lower expenditures in salaries (decrease of 17.6%), insurance (decrease of 37.9%) and shareholder relations (decrease of 35.6%).

Stock-based Compensation

The increase in stock-based compensation costs is due to the following stock option grants in 2007 and 2006. In the second quarter of 2006, 200,000 fully-vested options were granted, in replacement of an equal number of options which had expired, to option holders still associated with the Company. Under the fair value based method, the stock-based compensation cost of this grant, amounting to $338,400, was recorded. Also in the second quarter of 2007, 40,000 fully-vested options were granted to directors of the Company. Under the fair value based method, the stock-based compensation cost of this grant, amounting to $65,760, was recorded. In the third quarter of 2006, 3,565,500 options were granted to directors and employees of the Company, of which 194,250 were vested. Under the fair value based method, the stock-based compensation cost recorded in the third quarter for these options was $278,008. In the fourth quarter of 2006, stock-based compensation costs were recorded of $204,680 for the 3,565,500 options granted in the second quarter, which vest quarterly over six years. An amount of $16,220 was also recorded in 2006 for the 50,000 options granted in 2003 which vest annually over four years

Contractual Obligations

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $21,441 per month.

Contractual Obligations	Total	Current	2-4 years	5+ years
Rent	$686,124	$257,296	$428,827	$0

Operating Leases	$40,028	$18,530	$21,499	$0

Total Contractual Obligations	$726,152	$275,826	$450,326	$0

The Company has no binding commitments for the purchase of property, equipment, patents or intellectual property. The Company has no commitments that are not reflected in the balance sheet except for operating leases.

Transactions with Related Parties

The Company had no transactions with related parties in 2007 or 2006.

Financial Position

Liquidity and Capital Resources

As of December 31, 2007, cash totaled $273,108 and receivables including tax credits totaled $128,421. In November 2006, the Corporation signed a common stock private purchase agreement, whereby an investor is committed to purchase up to $13 million of the Corporation’s common shares over a twenty-four month period commencing November 13, 2006. As at December 31, 2007, 11 drawings were made under this purchase agreement, for total proceeds of $5,950,000. On December 6, 2006, 29,499 common shares were issued at a price of $3.39 per share. On December 13, 2006, 56,818 common shares were issued at a price of $3.52 per share. On December 20, 2006, 91,185 common shares were issued at a price of $3.29 per share. On January 24, 2007, 121,294 common shares were issued at a price of $3.71 per share. On February 14, 2007, 181,087 common shares were issued at a price of $4.97 per share. On March 26, 2007, 67,869 common shares were issued at a price of $5.89 per share. On April 26, 2007, 97,276 common shares were issued at a price of $5.14 per share. On May 9, 2007, 286,145 common shares were issued at a price of $6.64 per share. On September 6, 2007, 57,582 common shares were issued at a price of $5.21 per share. On October 11, 2007, 77,042 common shares were issued at a price of $6.49 per share. On December 4, 2007, 64,205 common shares were issued at a price of $6.23 per share.

The Company negotiated a new agreement with the same investor on November 16, 2007, under the same terms and conditions of the previous agreement. The Company can draw down $15,000,000 over 24 months under the new agreement. At December 31, 2007, the Company can draw down $15,000,000 over the remaining 22 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

Subsequent Events

As at March 14, 2008, 3 drawings were made under the common stock private purchase agreement, for total proceeds of $980,000. On January 30, 2008, 50,917 common shares were issued at a price of $4.91 per share. On February 12, 2008, 84,980 common shares were issued at a price of $5.06 per share. On March 4, 2008, 56,391 common shares were issued at a price of $5.32 per share.

Outstanding Share Data

As of March 14, 2008, there were 29,558,041 common shares of Nymox issued and outstanding. In addition, 4,819,000 share options are outstanding, of which 2,300,250 are currently vested. There are no warrants outstanding.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Company’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Company’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of December 31, 2007.

Internal Control over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management, with the assistance of outside experts, conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2007, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that internal control over financial reporting was effective as of that date.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements in this Annual Report, has issued an unqualified attestation report on the effectiveness of our internal control over financial reporting.

Changes in Internal Controls Over Financial Reporting

There have been no changes during fiscal 2007 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Changes to Accounting Policy

Effective with the commencement of its 2007 fiscal year, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments — Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income, but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under these new standards, all financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included in the consolidated balance sheet and are measured at fair market value, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

The standards also require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

As a result of the adoption of these standards, the Corporation has classified its accounts receivable and long-term receivable as “loans and receivables”, and its accounts payable, accrued liabilities and notes payable as “other financial liabilities”. These classifications had no impact on the Corporation’s financial position or results of operations. In addition, the adoption of standards of Sections 1530, 3251, 3855 and 3861 had no impact on the financial statements for the year ended December 31, 2007.

Capital Disclosures

In December 2006, the CICA issued Section 1535, Capital Disclosures. This Section established standards for disclosing information about an entity’s capital and how it is managed. This Section is effective for fiscal periods beginning on or after October 1, 2007. This new standard relates to disclosure only and will not impact our financial results.

Financial Instruments – Disclosure and Presentation

In December 2006, the CICA issued Section 3862, Financial Instruments – Disclosure, and Section 3863, Financial Instruments – Presentation. These Sections are effective for fiscal periods beginning on or after October 1, 2007. These sections replace existing Section 3861, Financial Instruments – Disclosure and Presentation. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, Financial Instruments – Recognitions and Measurement. These new standards relate to disclosure and presentation only and will not impact our financial results.

Inventories

In June 2007, the CICA issued Section 3031, Inventories, which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (IFRS). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. This Section applies to interim and annual financial statements beginning on or after January 1, 2008. We have not yet determined what the impact of adopting this standard will have on our consolidated financial statements.

International Financial Reporting Standards

In 2005 the Accounting Standards Board of Canada (AcSB) announced that accounting standards in Canada are to converge with International Financial Reporting Standards (IFRS). In May 2007, the CICA published an updated version of its “Implementation Plan for Incorporating International Financial Reporting Standards into Canadian GAAP”. This plan includes an outline of the key decisions that the CICA will need to make as it implements the Strategic Plan for publicly accountable enterprises that will converge Canadian generally accepted accounting standards with IFRS. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which must be addressed. These standards are effective January 1, 2011.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20F and of our Annual Information Form, for a discussion of the various factors that may affect the Company’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

MANAGEMENT’S REPORT

The accompanying consolidated financial statements have been prepared by management and were approved by the Board of Directors of the Company. Management is responsible for the information and representations contained in these financial statements and other sections of this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The reconciliation to U.S. GAAP is presented in Notes to the Consolidated Financial Statements. In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the financial statements.

To assist management in discharging these responsibilities, the Company maintains a system of internal controls which are designed to provide reasonable assurance that its assets are safeguarded, that transactions are executed in accordance with management’s authorization and that the financial records form a reliable base for the preparation of accurate and timely financial information.

KPMG LLP, the Company’s auditors, are appointed by the shareholders. They independently review the Company’s system of internal controls and perform the necessary tests of accounting records and procedures to enable them to report their opinion as to the fairness of the consolidated financial statements in conformity with Canadian generally accepted accounting principles. In addition, our auditors have issued an attestation report on the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2007.

The Board of Directors ensures that the management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through an Audit Committee composed of three independent Directors. The Audit Committee meets periodically with management and with the external auditors, to review audit recommendations and any matters, which the auditors believe, should be brought to the attention of the Board of Directors. The Audit Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.

/s/ Paul Averback, MD	/s/ Roy Wolvin
Paul Averback	Roy Wolvin
Chief Executive Officer &	Chief Financial Officer &
President	Secretary-Treasurer

February 15, 2008

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL CORPORATION

Years ended December 31, 2007, 2006 and 2005

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Montreal Québec H3A 03A

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Nymox Pharmaceutical Corporation as at December 31, 2007 and 2006 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP
Chartered Accountants

Montréal, Canada
February 15, 2008 (except for note 16 (c), which is as of March 4, 2008)

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Montreal Québec H3A 03A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Nymox Pharmaceutical Corporation

We have audited the accompanying consolidated balance sheets of Nymox Pharmaceutical Corporation (the “Corporation”) and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation and subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 13 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 15, 2008 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

(signed) KPMG LLP
Chartered Accountants

Montréal, Canada
February 15, 2008 (except for note 16 (c), which is as of March 4, 2008)

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Montreal Québec H3A 03A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Nymox Pharmaceutical Corporation

We have audited Nymox Pharmaceutical Corporation’s (the “Corporation”) internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Internal Control over Financial Reporting” included in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and the Canadian generally accepted auditing standards, the consolidated balance sheets of the Corporation as of December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 15, 2008 expressed an unqualified opinion on those consolidated financial statements.

(signed) KPMG LLP
Chartered Accountants

Montréal, Canada
February 15, 2008

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

Financial Statements

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets

December 31, 2007 and 2006
(in US dollars)

	2007	2006
Assets
Current assets:
Cash	$273,108	$235,124
Accounts receivable	60,380	46,307
Research tax credits receivable	68,041	53,618
Inventories	29,431	44,145

	430,960	379,194
Long-term security deposit	26,994	35,993
Long-term receivables (note 7)	70,000	70,000
Property and equipment (note 4)	19,710	7,839
Patents and intellectual property (note 5)	3,712,682	3,477,819

	$4,260,346	$3,970,845

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,082,182	$1,430,987
Accrued liabilities	183,569	158,801
Notes payable (note 6)	--	500,000
Deferred lease inducement (note 9 (a))	9,623	9,623
Deferred revenue	3,333	15,907

	1,278,707	2,115,318
Long-term deferred revenue	--	3,333
Deferred lease inducement (note 9 (a))	16,038	25,661
Non-controlling interest (note 7)	800,000	800,000
Shareholders’ equity:
Share capital (note 8)	50,155,147	44,443,350
Additional paid-in capital	2,477,981	1,463,833
Deficit	(50,467,527)	(44,880,650)

	2,165,601	1,026,533
Commitments and contingency (note 9)
Subsequent events (note 16)

	$4,260,346	$3,970,845

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Paul Averback MD
Director

/s/ Paul McDonald
Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

	2007	2006	2005
Revenues:
Sales	$412,923	$437,440	$424,506
Interest	21,010	5,421	1,776

	433,933	442,861	426,282
Expenses:
Research and development	2,797,903	2,594,714	1,831,591
Less research tax credits	(68,041)	(53,618)	(3,075)

	2,729,862	2,541,096	1,828,516
General and administrative	970,919	954,397	1,202,080
Marketing	236,395	236,054	273,392
Cost of sales	241,443	241,398	207,344
Depreciation of property and equipment	7,242	3,624	13,885
Amortization of patents and intellectual
property	503,549	462,642	425,562
Stock-based compensation (note 8 (c))	1,015,260	837,308	16,220
Interest and bank charges	19,694	60,027	43,811

	5,724,364	5,336,546	4,010,810

Net loss and comprehensive loss	$(5,290,431)	$(4,893,685)	$(3,584,528)

Basic and diluted loss per share (note 11)	$(0.18)	$(0.18)	$(0.14)

Weighted average number of common
shares outstanding	29,005,342	27,644,749	26,080,470

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

	Share capital			Additional paid-in
	Number	Dollars	Warrants	capital	Deficit	Total
Balance, December 31, 2004	25,504,062	$36,553,350	$55,384	$554,921	$(35,951,268)	$1,212,387
Issuance of share capital	1,224,719	2,935,000	--	--	--	2,935,000
Share issue costs	--	--	--	--	(166,942)	(166,942)
Expiry of warrants	--	--	(55,384)	55,384	--	--
Stock-based compensation	--	--	--	16,220	--	16,220
Net loss	--	--	--	--	(3,584,528)	(3,584,528)

Balance, December 31, 2005	26,728,781	39,488,350	--	626,525	(39,702,738)	412,137
Issuance of share capital	1,593,472	4,955,000	--	--	--	4,955,000
Share issue costs	--	--	--	--	(284,227)	(284,227)
Stock-based compensation	--	--	--	837,308	--	837,308
Net loss	--	--	--	--	(4,893,685)	(4,893,685)

Balance, December 31, 2006	28,322,253	44,443,350	--	1,463,833	(44,880,650)	1,026,533
Issuance of share capital
(note 8 (a))	952,500	5,350,000	--	--	--	5,350,000
Share issue costs	--	--	--	--	(296,446)	(296,446)
Exercise of stock options (note 8 (b)):
Cash	91,000	360,685	--	--	--	360,685
Ascribed value	--	1,112	--	(1,112)	--	--

	91,000	361,797	--	(1,112)	--	360,685
Stock-based compensation	--	--	--	1,015,260	--	1,015,260
Net loss	--	--	--	--	(5,290,431)	(5,290,431)

Balance, December 31, 2007	29,365,753	$50,155,147	$--	$2,477,981	$(50,467,527)	$2,165,601

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

	2007	2006	2005
Cash flows from operating activities:
Net loss	$(5,290,431)	$(4,893,685)	$(3,584,528)
Adjustments for:
Depreciation of property and equipment	7,242	3,624	13,885
Amortization of patents and intellectual
property	503,549	462,642	425,562
Stock-based compensation	1,015,260	837,308	16,220
Write-down of patent costs	61,224	--	--
Amortization of lease inducement	(9,623)	(9,623)	(3,194)
Changes in operating assets and liabilities:
Accounts receivable	(14,073)	16,414	(11,304)
Research tax credits receivable	(14,423)	(50,543)	39,302
Inventories	14,714	30,037	(42,683)
Long-term security deposit	8,999	--	8,146
Accounts payable and accrued liabilities	46,300	(577,356)	586,361
Deferred revenue	(15,907)	(32,962)	23,667

	(3,687,169)	(4,214,144)	(2,528,566)
Cash flows from financing activities:
Proceeds from issuance of share capital	5,710,685	4,955,000	2,935,000
Share issue costs	(296,446)	(284,227)	(166,942)
Repayment of notes payable	(500,000)	--	(100,000)
Proceeds from lease inducement	--	--	48,101

	4,914,239	4,670,773	2,716,159
Cash flows from investing activities:
Additions to property and equipment	(19,113)	--	--
Additions to patent costs	(1,169,973)	(372,981)	(565,759)

	(1,189,086)	(372,981)	(565,759)

Net increase (decrease) in cash	37,984	83,648	(378,166)
Cash, beginning of year	235,124	151,476	529,642

Cash, end of year	$273,108	$235,124	$151,476

Supplemental disclosure to statements of cash flows:
(a) Interest paid	$40,276	$50,289	$31,993
(b) Non-cash transactions:
Additions to patent costs included in
accounts payable and accrued liabilities
at year-end	212,517	582,854	325,503

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

1.	Business activities:

Nymox Pharmaceutical Corporation (the “Corporation”), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The Corporation is currently marketing AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli O157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation’s requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

2.	Significant accounting policies:

(a)	Consolidation:

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles (“GAAP”) and include the accounts of its US subsidiaries, Nymox Corporation and Serex Inc. Intercompany balances and transactions have been eliminated on consolidation.

Consolidated financial statements prepared under US GAAP would differ in some respects from those prepared in Canada. A reconciliation of earnings and shareholders’ equity reported in accordance with Canadian GAAP and with US GAAP is presented in note 13.

(b)	Inventories:

Inventories consist of finished goods and are carried at the lower of cost and net realizable value. Cost is determined on the basis of weighted average cost.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

2.	Significant accounting policies (continued):

(c)	Property and equipment, patents and intellectual property:

Property and equipment, patents and intellectual property are recorded at cost. Depreciation and amortization are provided using the straight-line method at the following rates:

Asset	Rate
Laboratory equipment	20%
Computer equipment	20%
Office equipment and fixtures	20%
Intellectual property rights acquired	10%

Direct costs incurred in connection with securing the patents are capitalized. Patents are being amortized using the straight-line method over the shorter of their economic useful lives or their legal terms of existence ranging from 17 to 20 years.

(d)	Impairment and disposal of long-lived assets:

Long-lived assets, consisting of property and equipment and intangible assets with definite useful lives, are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for long-lived assets, when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the net asset exceeds its fair value.

(e)	Revenue recognition:

Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis.

Revenues from agreements that include multiple elements are considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required and revenue is recognized for each unit as described above.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

2.	Significant accounting policies (continued):

(e)	Revenue recognition (continued):

Deferred revenue represents amounts billed to and received from customers in advance of revenue recognition.

(f)	Research and development expenditures:

Research expenditures, net of research tax credits, are expensed as incurred. Development expenditures, net of tax credits, are expensed as incurred, except if they meet the criteria for deferral in accordance with generally accepted accounting principles. At December 31, 2007 and 2006, no development expenditures have been deferred.

(g)	Foreign currency translation:

The Corporation’s measurement currency is the United States dollar. Monetary assets and liabilities of the Canadian and foreign operations denominated in currencies other than the United States dollar are translated at the rates of exchange prevailing at the balance sheet dates. Other assets and liabilities denominated in currencies other than the United States dollar are translated at the exchange rates prevailing when the assets were acquired or the liabilities incurred. Revenues and expenses denominated in currencies other than the United States dollar are translated at the average exchange rate prevailing during the year, except for depreciation and amortization which are translated at the same rates as those used in the translation of the corresponding assets. Foreign exchange gains and losses resulting from the translation are included in the determination of net earnings.

Foreign exchange gains included in the consolidated statements of operations for fiscal 2007 amounted to $7,381 (2006 — $8,092; 2005 — $32,243).

(h)	Stock-based compensation:

The Corporation records stock-based compensation relating to employee and non-employee stock options granted using the fair value based method estimated using the Black-Scholes model. Under this method, compensation cost is measured at the date of grant and is expensed over the award’s vesting period.

(i)	Income taxes:

The Corporation accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset, if it is more likely than not that the asset will not be realized.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

2.	Significant accounting policies (continued):

(j)	Earnings per share:

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options were exercised, and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(k)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates include estimating the useful lives of long-lived assets, including property and equipment and intangible assets, as well as estimating the recoverability of research tax credits receivable and future tax assets. The reported amounts and note disclosure are determined to reflect the most probable set of economic conditions and planned courses of action. Actual results could differ from those estimates.

3.	Changes in accounting policies:

(a)	Accounting changes in 2007:

Effective with the commencement of its 2007 fiscal year, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments — Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income, but that are excluded from net income calculated in accordance with generally accepted accounting principles.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

3.	Changes in accounting policies (continued):

(a)	Accounting changes in 2007 (continued):

Under these new standards, all financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included in the consolidated balance sheet and are measured at fair market value, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

The standards also require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which require that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The Company chose to review all contracts in place on January 1, 2007 that were entered into after January 1, 2003 for any embedded derivative needed to be accounted for separately at fair value from the base contract.

As a result of the adoption of these standards, the Corporation has classified its accounts receivable and long-term receivables as “loans and receivables”, and its accounts payable, accrued liabilities and notes payable as “other financial liabilities”. These classifications had no impact on the Corporation’s financial position or results of operations. In addition, the adoption of standards of Sections 1530, 3251, 3855 and 3865 had no impact on the financial statements for the year ended December 31, 2007.

(b)	Future accounting changes:

Capital Disclosures

In December 2006, the CICA issued Section 1535, Capital Disclosures. This Section established standards for disclosing information about an entity’s capital and how it is managed. For the Corporation, this Section is effective for fiscal periods beginning on or after January 1, 2008. This new standard relates to disclosure only and will not impact the Corporation’s financial results.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

3.	Changes in accounting policies (continued):

(b)	Future accounting changes (continued):

Financial Instruments — Disclosure and Presentation

In December 2006, the CICA issued Section 3862, Financial Instruments — Disclosure, and Section 3863, Financial Instruments — Presentation, which replace existing Section 3861, Financial Instruments — Disclosure and Presentation. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, Financial Instruments — Recognitions and Measurement. These new standards, which are effective January 1, 2008 for the Corporation, relate to disclosure and presentation only and will not impact its financial results.

Inventories

In June 2007, the CICA issued Section 3031, Inventories, which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (IFRS). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. This Section applies to interim and annual financial statements beginning on or after January 1, 2008. The Corporation has not yet determined what the impact of adopting this standard will have on the consolidated financial statements.

Goodwill and intangible assets

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

3.	Changes in accounting policies (continued):

(b)	Future accounting changes (continued):

International Financial Reporting Standards

In 2005 the Accounting Standards Board of Canada (AcSB) announced that accounting standards in Canada are to converge with IFRS. In May 2007, the CICA published an updated version of its “Implementation Plan for Incorporating International Financial Reporting Standards into Canadian GAAP”. This plan includes an outline of the key decisions that the CICA will need to make as it implements the Strategic Plan for publicly accountable enterprises that will converge Canadian generally accepted accounting standards with IFRS. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which must be addressed. The CICA has confirmed the changeover date from current Canadian GAAP to IFRS to be January 1, 2011.

4.	Property and equipment:

2007
	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$435,322	$418,882	$16,440
Computer equipment	17,623	14,353	3,270
Office equipment and fixtures	88,170	88,170	--

	$541,115	$521,405	$19,710

2006
	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$416,208	$413,819	$2,389
Computer equipment	18,602	13,152	5,450
Office equipment and fixtures	88,560	88,560	--

	$523,370	$515,531	$7,839

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

5.	Patents and intellectual property:

2007
	Cost	Accumulated amortization	Net book value
Patent costs	$4,645,279	$1,374,305	$3,270,974
Intellectual property rights acquired	2,222,661	1,780,953	441,708

	$6,867,940	$3,155,258	$3,712,682

2006
	Cost	Accumulated amortization	Net book value
Patent costs	$3,954,170	$1,138,915	$2,815,255
Intellectual property rights acquired	2,222,661	1,560,097	662,564

	$6,176,831	$2,699,012	$3,477,819

The estimated aggregate amortization expense for each of the next five years is approximately $403,000 per year.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

6.	Notes payable:

	2007	2006
Notes payable, bearing interest at the prime rate plus 2%,
paid in 2007	$--	$500,000

7.	Non-controlling interest:

Non-controlling interest relates to redeemable, convertible preferred shares of Serex in the amount of $800,000. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex. The preferred shares are also convertible into common shares of Serex at a price of $3.946 per share.

The long-term receivables are due from the preferred shareholders and will be settled when the preferred shares are redeemed.

8.	Share capital:

	2007	2006
Authorized:
An unlimited number of common shares
Issued and outstanding:
29,365,753 common shares (2006 - 28,322,253 shares)	$50,155,147	$44,443,350

(a)	Common Stock Private Purchase Agreement:

In November 2006, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that established the terms and conditions for the purchase of common shares by the Purchaser. In November 2007, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

8.	Share capital (continued):

(a)	Common Stock Private Purchase Agreement (continued):

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice, divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $100,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement.

In 2007, the Corporation issued 952,500 (2006 — 1,593,472) common shares to the Purchaser for aggregate proceeds of $5,350,000 (2006 — $4,955,000) under the agreements. At December 31, 2007, the Corporation can require the Purchaser to purchase up to $15,000,000 of common shares over the remaining 22 months of the agreement.

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. On June 21, 2007, the shareholders approved a resolution to increase the maximum number of shares which may be optioned under the stock option plan from 2,500,000 to 5,500,000 and increase the maximum number of shares which may be optioned to any one individual from 5% to 15% of the total issued and outstanding common shares. In addition, the grant of 2,965,000 options to senior executives at an exercise price of $3 per share in August 2006, contingent on the approval of the above resolution, became effective. Options under the Plan expire ten years after the grant and vest either immediately or over periods up to five years.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

8.	Share capital (continued):

(b)	Stock options (continued):

The following table provides the activity of stock option awards during the period and for options outstanding and exercisable at the end of the period, the weighted average exercise price, the weighted average years to expiration and the aggregate intrinsic value. The aggregate intrinsic value represents the pre-tax intrinsic value based on the Corporation’s closing stock price at December 31, 2007 of $5.76, which would have been received by option holders had they exercised their options at that date.

	Options outstanding				Non-vested options
	Number	Weighted average exercise price	Weighted average years to expiration	Aggregate intrinsic value	Number	Weighted average grant date fair value

Balance, December 31, 2005	1,811,500	$3.41			20,000		$1.62
Granted	3,805,500	2.94			3,565,500		3.00
Expired/cancelled	(450,000)	4.35			--		--
Vested	--	--			(313,000)		3.02

Outstanding, December 31, 2006	5,167,000	3.17			3,272,500		3.00
Exercised	(91,000)	3.96			--		--
Granted	50,000	5.86			--		--
Expired	(307,000)	4.49			--		--
Vested	--	--			(605,000)		3.01

Outstanding, December 31, 2007	4,819,000	$3.11	7.8	$12,852,015	2,667,500		$3.00

Options exercisable	2,151,500	$3.24	6.8	$5,489,715	N/A	$	N/A

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

8.	Share capital (continued):

(b)	Stock options (continued):

At December 31, 2007, options outstanding and exercisable were as follows:

Options outstanding	Options exercisable	Exercise price per share	Expiry date
50,000	50,000	$6.93	January 22, 2009
2,000	2,000	6.41	March 23, 2009
20,000	20,000	3.12	May 13, 2009
75,000	75,000	3.12	June 1, 2009
125,000	125,000	3.88	May 1, 2010
28,000	28,000	1.93	April 23, 2011
1,500	1,500	4.20	November 8, 2011
75,000	75,000	4.33	November 13, 2011
50,000	50,000	3.75	April 28, 2013
37,000	37,000	2.62	September 9, 2013
500,000	500,000	3.00	October 24, 2013
200,000	200,000	2.82	June 9, 2016
40,000	40,000	2.74	July 17, 2016
3,565,500	898,000	3.00	August 24, 2016
10,000	10,000	5.51	March 1, 2017
40,000	40,000	5.95	August 23, 2017

4,819,000	2,151,500	$3.11

(c)	Stock-based compensation:

	2007	2006	2005
Stock-based compensation pertaining to general
and administrative	$228,920	$360,840	$--
Stock-based compensation pertaining to marketing	29,980	107,700	16,220
Stock-based compensation pertaining to research
and development	756,360	368,768	--

	$1,015,260	$837,308	$16,220

At December 31, 2007, the unrecognized compensation cost related to non-vested awards was $3,684,240 and the remaining weighted average recognition period is approximately 54 months.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

8.	Share capital (continued):

(c)	Stock-based compensation (continued):

The fair value of the options granted during the year was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2007	2006	2005
Risk-free interest rate	4.23%	4.14%	--
Expected volatility	70.83%	66.04%	--
Expected life in years	5	5	--
Dividend yield	0%	0%	--

The weighted average grant-date fair value of options granted during the year ended December 31, 2007 was $3.61 per share (2006 — $1.47 per share). No options were granted by the Corporation in 2005.

Dividend yield was excluded from the calculation, since it is the present policy of the Corporation to retain all earnings to finance operations.

9.	Commitments and contingency:

(a)	Operating leases:

Minimum lease payments under operating leases that were entered into by the Corporation for the next three years are as follows:

2008	$276,000
2009	271,000
2010	179,000

$726,000

In 2005, the Corporation entered into new operating lease agreements for its Canadian and US premises, both of which will expire on August 31, 2010. In connection with these agreements, the Corporation received lease inducements totaling $48,101. These amounts are being taken into income on a straight-line basis as a reduction of rental expense over the term of the leases. At December 31, 2007, the remaining deferred lease inducement was $25,661 (2006 — $35,284), of which $9,623 has been classified in current liabilities and $16,038 (2006 — $25,661) has been classified as long-term.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

9.	Commitments and contingency (continued):

(b)	Contingency:

In 2005 and 2006, the Corporation received proposed notices of assessments relating to its 2001, 2002 and 2003 taxation years from the Canadian taxation authorities reducing the Corporation’s claim for research and development tax credits in those taxation years. The reductions include refundable tax credits totaling $66,864, which were previously received by the Corporation, and non-refundable tax credits totaling $122,121, which are available to reduce future federal income taxes payable over the carryforward period to 2013. The non-refundable credits were not previously recognized for financial statement purposes. The Corporation has filed a notice of objection to the assessments with the taxation authorities since it believes it meets the criteria for claiming the tax credits and that the taxation authorities erred in their assessments. The Corporation has not recorded a provision for this matter.

10.	Income taxes:

Details of the components of income taxes are as follows:

	2007	2006	2005
Loss before income taxes:
Canadian operations	$(4,691,371)	$(4,316,579)	$(3,094,941)
US operations	(599,060)	(577,106)	(489,587)

	(5,290,431)	(4,893,685)	(3,584,528)
Basic income tax rate	32%	32%	31%

Income tax recovery at statutory rates	(1,692,938)	(1,565,979)	(1,111,204)
Adjustments in income taxes resulting from:
Non-recognition of losses and other
unclaimed deductions	1,368,055	1,442,041	1,106,176
Effect of change in rates:
(Decrease) increase in future tax assets	(1,155,509)	(964,000)	552,000
Decrease (increase) in valuation allowance	1,155,509	964,000	(552,000)
Permanent differences	324,883	123,938	5,028

Income taxes	$--	$--	$--

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

10.	Income taxes (continued):

The income tax effect of temporary differences that give rise to the net future tax asset is presented below:

	2007	2006
Future tax assets:
Non-capital losses	$11,374,000	$11,227,000
Scientific research and experimental development
expenditures	1,318,000	1,168,000
Foreign exchange	899,000	596,000
Property and equipment and patents	618,000	529,000
Share issue costs	160,000	146,000

	14,369,000	13,666,000
Less valuation allowance	(14,235,000)	(13,461,000)

	134,000	205,000
Future tax liabilities:
Intellectual property rights	(134,000)	(205,000)

Net future tax asset	$--	$--

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of the Corporation’s products and technologies.

The Corporation has non-capital losses carried forward and accumulated scientific research and development expenditures, which are available to reduce future years’ taxable income. These expire as follows:

	Federal	Provincial
Non-capital losses:
2008	$3,595,000	$3,523,000
2009	3,958,000	3,735,000
2010	4,117,000	4,058,000
2014	4,407,000	4,388,000
2015	3,518,000	3,533,000
2026	3,796,000	3,733,000
2027	3,437,000	3,364,000
Scientific research and development expenditures:
Indefinitely	3,432,000	6,554,000

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

10.	Income taxes (continued):

The Corporation also has investment tax credits available in the amount of approximately $475,000 to reduce future years’ Canadian federal taxes payable. These credits expire as follows:

2008	$5,000
2009	11,000
2010	23,000
2011	88,000
2012	76,000
2013	69,000
2014	23,000
2015	32,000
2026	66,000
2027	82,000

$475,000

In addition, the Corporation’s US subsidiaries have losses carried forward of approximately $10,776,000 which expire as follows:

2010	$51,000
2011	1,035,000
2012	1,932,000
2018	2,781,000
2019	1,078,000
2020	813,000
2021	664,000
2022	522,000
2023	565,000
2024	353,000
2025	264,000
2026	355,000
2027	363,000

$10,776,000

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

11.	Earnings per share:

Diluted loss per share was not presented as the effect of options would have been dilutive because the Corporation incurred losses in each of the last three fiscal years. All outstanding options could potentially be dilutive in the future.

12.	Financial instruments:

(a)	Foreign currency risk management:

Effective January 1, 2000, the Corporation adopted the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Canadian operation also has transactions denominated in Canadian dollars, principally relating to salaries and rent. Fluctuations in the currency used for the payment of the Corporation’s expenses denominated in currencies other than the US dollar could cause unanticipated fluctuations in the Corporation’s operating results. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

(b)	Fair value disclosure:

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments. The fair value of the long-term receivables cannot be determined because settlement is tied to the redemption of preferred shares held by non-controlling shareholders in a subsidiary. See note 7.

(c)	Credit risk:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Corporation to concentrations of credit risk consist primarily of cash and accounts receivable. Cash is maintained with a high-credit quality financial institution. For accounts receivable, the Corporation performs periodic credit evaluations and typically does not require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

12.	Financial instruments (continued):

(d)	Interest rate risk:

The Corporation’s exposure to interest rate risk is as follows:

Cash	Fixed interest rate
Notes payable	Floating interest rate

13.	Canadian/US reporting differences:

(a)	Consolidated statements of earnings:

The reconciliation of earnings reported in accordance with Canadian GAAP and with US GAAP is as follows:

	2007	2006	2005
Net loss, Canadian GAAP	$(5,290,431)	$(4,893,685)	$(3,584,528)
Adjustments:
Stock-based compensation - options
granted to employees (b) (ii)	--	--	16,220
Stock-based compensation - options
granted to non-employees (b) (ii)	--	--	(41,140)

Net loss, US GAAP	$(5,290,431)	$(4,893,685)	$(3,609,448)

Loss per share, US GAAP	$(0.18)	$(0.18)	$(0.14)

The weighted average number of common shares outstanding for purposes of determining basic and diluted loss per share are the same amounts as those for Canadian GAAP purposes.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

13.	Canadian/US reporting differences (continued):

(b)	Consolidated shareholders’ equity:

The reconciliation of shareholders’ equity reported in accordance with Canadian GAAP and with US GAAP is as follows:

	2007	2006	2005
Shareholders’ equity, Canadian GAAP	$2,165,601	$1,026,533	$412,137
Adjustments:
Stock-based compensation - options
granted to non-employees (ii):
Cumulative compensation expense	(1,425,143)	(1,425,143)	(1,425,143)
Additional paid-in capital	1,477,706	1,477,706	1,477,706
Change in reporting currency (i)	(62,672)	(62,672)	(62,672)

	(10,109)	(10,109)	(10,109)

Shareholders’ equity, US GAAP	$2,155,492	$1,016,424	$402,028

(i)	Change in reporting currency:

The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 was translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year, and the statement of earnings, at the average exchange rate for the respective year.

(ii)	Stock-based compensation:

For US GAAP purposes, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No-123R, Share-Based Payments, on January 1, 2006, which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide services. The Corporation adopted SFAS 123R using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006 and to all awards for which the requisite service has not been rendered at such date.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

13.	Canadian/US reporting differences (continued):

(b)	Consolidated shareholders’ equity (continued):

(ii)	Stock-based compensation (continued):

Previously, the Corporation elected to follow the intrinsic value method of accounting under ABP 25, Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. In addition, in accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees has been recorded in the accounts based on the fair value of the stock options at the measurement date.

For Canadian GAAP purposes, the Corporation has been applying the fair value based method since January 1, 2004 to account for employee stock options. Prior to January 1, 2004, the Corporation applied the fair value based method only to stock-based payments to non-employees and applied the settlement method of accounting for employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options was credited to share capital and no compensation cost was recognized.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

13.	Canadian/US reporting differences (continued):

(c)	Additional US GAAP disclosures:

(i)	Development stage company:

The Corporation is in the process of developing unique patented products, which are subject to approval by the regulatory authorities. The Corporation has had limited revenues to date on the sale of its products under development. Accordingly, the Corporation is a development stage company as defined in Statement of Financial Accounting Standards No. 7, and the following additional disclosures under US GAAP are provided:

	Cumulative since the date of inception of the Corporation to December 31, 2007	Cumulative since the date of inception of the Corporation to December 31, 2006
Revenues:
Sales	$2,820,207	$2,407,284
Interest revenue	536,829	515,819
License revenue	97,403	97,403
Research contract	30,000	30,000
Expenses:
Gross research and development expenditures	24,346,288	21,548,385
Other expenses	27,642,895	24,716,434
Cash outflows	(42,135,416)	(38,448,247)
Investing activities	(4,546,689)	(3,357,603)
Financing activities	46,955,214	42,040,975

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

13.	Canadian/US reporting differences (continued):

(c)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below:

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Year ended July 31, 1990:
Common shares issued	2,500,000	$172,414	$--	$--	$172,414
Net loss	--	--	--	(109,241)	(109,241)

Balance, July 31, 1990	2,500,000	172,414	--	(109,241)	63,173
Year ended July 31, 1991:
Net loss	--	--	--	(21,588)	(21,588)
Cumulative translation adjustment	--	1,499	--	(950)	549

Balance, July 31, 1991	2,500,000	173,913	--	(131,779)	42,134
Year ended July 31, 1992:
Common shares issued	9,375	31,468	--	--	31,468
Net loss	--	--	--	(45,555)	(45,555)
Cumulative translation adjustment	--	(6,086)	--	5,598	(488)

Balance, July 31, 1992	2,509,375	199,295	--	(171,736)	27,559
Year ended July 31, 1993:
Common shares issued	201,250	159,944	--	--	159,944
Common shares cancelled	(500,000)	--	--	--	--
Net loss	--	--	--	(38,894)	(38,894)
Cumulative translation adjustment	--	(13,994)	--	12,830	(1,164)

Balance, July 31, 1993	2,210,625	345,245	--	(197,800)	147,445
Year ended July 31, 1994:
Common shares issued	2,500	7,233	--	--	7,233
Net loss	--	--	--	(53,225)	(53,225)
Cumulative translation adjustment	--	(25,173)	--	15,808	(9,365)

Balance, July 31, 1994	2,213,125	327,305	--	(235,217)	92,088
Year ended July 31, 1995:
Common shares issued	78,078	303,380	--	--	303,380
Net loss	--	--	--	(285,910)	(285,910)
Cumulative translation adjustment	--	5,196	--	(7,221)	(2,025)

Balance, July 31, 1995
carried forward	2,291,203	635,881	--	(528,348)	107,533

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

13.	Canadian/US reporting differences (continued):

(c)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Balance, July 31, 1995
brought forward	2,291,203	$635,881	$--	$(528,348)	$107,533
Period ended December 31, 1995:
Adjustment necessary to
increase the number of
common shares	12,708,797	--	--	--	--

Adjusted number of
common shares	15,000,000	635,881	--	(528,348)	107,533
Common shares issued	2,047,082	2,997,284	--	--	2,997,284
Net loss	--	--	--	(1,194,226)	(1,194,226)
Share issue costs	--	(153,810)	--	--	(153,810)
Cumulative translation adjustment	--	2,858	--	(6,328)	(3,470)

Balance, December 31, 1995	17,047,082	3,482,213	--	(1,728,902)	1,753,311
Year ended December 31, 1996:
Common shares issued	882,300	3,852,364	--	--	3,852,364
Net loss	--	--	--	(3,175,587)	(3,175,587)
Share issue costs	--	(170,699)	--	--	(170,699)
Stock-based compensation	--	--	434,145	--	434,145
Cumulative translation adjustment	--	(16,769)	(2,217)	24,544	5,558

Balance, December 31, 1996	17,929,382	7,147,109	431,928	(4,879,945)	2,699,092
Year ended December 31, 1997:
Common shares issued	703,491	3,180,666	--	--	3,180,666
Net loss	--	--	--	(3,755,409)	(3,755,409)
Share issue costs	--	(161,482)	--	--	(161,482)
Capital stock subscription	--	352,324	--	--	352,324
Stock-based compensation	--	--	108,350	--	108,350
Cumulative translation adjustment	--	(299,275)	(21,578)	325,364	4,511

Balance, December 31, 1997	18,632,873	10,219,342	518,700	(8,309,990)	2,428,052
Year ended December 31, 1998:
Common shares issued	1,095,031	5,644,638	--	--	5,644,638
Net loss	--	--	--	(4,979,562)	(4,979,562)
Share issue costs	--	(54,131)	--	--	(54,131)
Stock-based compensation	--	--	274,088	--	274,088
Cumulative translation adjustment	--	(685,156)	(43,750)	720,173	(8,733)

Balance, December 31, 1998
carried forward	19,727,904	15,124,693	749,038	(12,569,379)	3,304,352

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

13.	Canadian/US reporting differences (continued):

(c)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 1998
brought forward	19,727,904	$15,124,693	$749,038	$(12,569,379)	$3,304,352
Year ended December 31, 1999:
Common shares issued	275,900	969,253	--	--	969,253
Net loss	--	--	--	(3,409,166)	(3,409,166)
Share issue costs	--	(35,041)	--	--	(35,041)
Stock-based compensation	--	--	198,815	--	198,815
Cumulative translation adjustment	--	943,133	52,563	(884,178)	111,518

Balance, December 31, 1999	20,003,804	17,002,038	1,000,416	(16,862,723)	1,139,731
Year ended December 31, 2000:
Common shares issued	1,373,817	5,909,340	--	--	5,909,340
Warrants and options	--	421,638	--	--	421,638
Net loss	--	--	--	(4,272,308)	(4,272,308)
Share issue costs	--	(353,204)	--	--	(353,204)
Stock-based compensation	--	--	257,690	--	257,690

Balance, December 31, 2000	21,377,621	22,979,812	1,258,106	(21,135,031)	3,102,887
Year ended December 31, 2001:
Common shares issued	919,904	2,554,254	--	--	2,554,254
Net loss	--	--	--	(3,095,133)	(3,095,133)
Share issue costs	--	(120,944)	--	--	(120,944)
Stock-based compensation	--	--	55,040	--	55,040

Balance, December 31, 2001	22,297,525	25,413,122	1,313,146	(24,230,164)	2,496,104
Year ended December 31, 2002:
Common shares issued	723,429	3,031,043	--	--	3,031,043
Net loss	--	--	--	(3,453,749)	(3,453,749)
Share issue costs	--	(166,842)	--	--	(166,842)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2002	23,020,954	28,277,323	1,354,286	(27,683,913)	1,947,696
Year ended December 31, 2003:
Common shares issued	1,380,205	4,096,000	--	--	4,096,000
Net loss	--	--	--	(4,395,428)	(4,395,428)
Share issue costs	--	(220,819)	--	--	(220,819)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2003	24,401,159	32,152,504	1,395,426	(32,079,341)	1,468,589
Year ended December 31, 2004:
Common shares issued	1,102,903	4,049,750	(375,717)	--	3,674,033
Net loss	--	--	--	(3,770,545)	(3,770,545)
Share issue costs	--	(210,939)	--	--	(210,939)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2004
carried forward	25,504,062	35,991,315	1,060,849	(35,849,886)	1,202,278

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

13.	Canadian/US reporting differences (continued):

(c)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2004
brought forward	25,504,062	$35,991,315	$1,060,849	$(35,849,886)	$1,202,278
Year ended December 31, 2005:
Common shares issued	1,224,719	2,935,000	--	--	2,935,000
Net loss	--	--	--	(3,609,448)	(3,609,448)
Share issue costs	--	(166,942)	--	--	(166,942)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2005	26,728,781	38,759,373	1,101,989	(39,459,334)	402,028
Year ended December 31, 2006:
Common shares issued	1,593,472	4,955,000	--	--	4,955,000
Net loss	--	--	--	(4,893,685)	(4,893,685)
Share issue costs	--	(284,227)	--	--	(284,227)
Stock-based compensation	--	--	837,308	--	837,308

Balance, December 31, 2006	28,322,253	43,430,146	1,939,297	(44,353,019)	1,016,424
Year ended December 31, 2007:
Common shares issued	1,043,500	5,710,685	--	--	5,710,685
Net loss	--	--	--	(5,290,431)	(5,290,431)
Share issue costs	--	(296,446)	--	--	(296,446)
Stock-based compensation	--	--	1,015,260	--	1,015,260

Balance, December 31, 2007	29,365,753	$48,844,385	$2,954,557	$(49,643,450)	$2,155,492

(ii)	FIN 48 — Accounting for tax uncertainties:

For US GAAP purposes, the Corporation adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for income taxes recognized in a company’s financial statements in accordance with FASB statement No. 109. FIN 48 prescribes a more-likely-than-not recognition threshold for tax uncertainties. The adoption of FIN 48 resulted in no adjustment to the liability for unrecognized tax benefits. As of the date of adoption and December 31, 2007, the total amount of unrecognized tax benefits was nil.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

13.	Canadian/US reporting differences (continued):

(c)	Additional US GAAP disclosures (continued):

(ii)	FIN 48 — Accounting for tax uncertainties (continued):

The Corporation files income tax returns with the federal and provincial tax authorities within Canada. The Corporation’s subsidiaries file income tax returns in the United States. In general, the Corporation is subject to examination by taxing authorities for years after 2001.

(iii)	Recent accounting pronouncements:

SFAS No. 157 — Fair value measurements:

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Corporation does not expect the adoption of SFAS No. 157 to materially impact its financial statements.

SFAS No. 159 — Fair value option for financial assets and financial liabilities:

This statement permits entities the option to measure financial instruments at fair value (“fair value option”) thereby achieving an offsetting effect for accounting purposes for certain changes in fair value of certain related assets and liabilities without having to apply hedge accounting. The fair value option is applied on an instrument-by-instrument basis to the entire instrument. Items eligible for the fair value option are measured at fair value at specified election dates. The Statement is effective for financial statements issued for fiscal years after November 15, 2007. The Corporation does not expect the adoption of SFAS No. 159 to materially impact its financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

13.	Canadian/US reporting differences (continued):

(c)	Additional US GAAP disclosures (continued):

(iii)	Recent accounting pronouncements (continued):

SFAS No. 160 — Non-controlling interests in consolidated financial statements:

In December 2007, the FASB issued a revised standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.

This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Corporation has not assessed the impact of adopting this statement on its financial statements.

14.	Segment disclosures:

The Corporation operates in one reporting segment — the research and development of products for the aging population. Geographic segment information is as follows:

	Canada	United States	Europe and other
Revenues:
2007	$34,410	$349,337	$50,186
2006	26,370	313,148	103,343
2005	79,667	346,615	--
Property and equipment,
intellectual property:
2007	3,484,094	248,298	--
2006	3,229,093	256,565	--

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

14.	Segment disclosures (continued):

Revenues are attributed to geographic locations based on location of customers.

Major customers:

Customers that accounted for greater than 10% of revenues were as follows:

	2007	2006	2005
Customer A	40%	35%	36%

15.	Comparative figures:

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

16.	Subsequent events:

(a)	On January 30, 2008, the Corporation issued 50,917 common shares for aggregate proceeds of $250,000 under the Common Stock Private Purchase Agreement referred to in note 8 (a).

(b)	On February 12, 2008, the Corporation issued 84,980 common shares for aggregate proceeds of $430,000 under the Common Stock Private Purchase Agreement referred to in note 8 (a).

(c)	On March 4, 2008, the Corporation issued 56,391 common shares for aggregate proceeds of $300,000 under the Common Stock Private Purchase Agreement referred to in note 8 (a).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)
By: /s/ Paul Averback
Paul Averback
President and Chief Executive Officer

Date: March 14, 2008